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SECOND SUPPLEMENTAL





SECURITI 02005541 ION

Washington, D.C. 20549

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FEB 14 2002

# ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

FACING PAGE

SEC FILE NUMBER
8-50434

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 174-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/00 (MM/DD/YY) AND ENDING 04/30/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brightside Investments, Inc.

OFFICIAL USE ONLY

FIRM ID. NO. ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
15436 North Florida Avenue, Suite 110
(No. and Street)

Tampa (City) Florida (State) 33613 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lawrence H. Pomerantz (813) 908-0338
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Krusoe & Associates, P. A.
(Name - if individual, *state last, first, middle name*)

2002 North Lois Avenue, Suite 160 (Address) Tampa (City) Florida (State) 33607 (Zip Code)

CHECK ONE: X Certified Public Accountant 0 Public Accountant ED Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (10-99) Potential persons who are to respond to the Collection of information Contained in this form are not required to respond unless the form displays a Currently Valid OMB control number.

## OATH OR AFFIRMATION

I, Lawrence H. Pomerantz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brightside Investments, Inc., as of April 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Notary Public




JoANN DiMaio
Notary Public, State of Florida
My comm. expires Apr. 21, 2002
No. CC735726
Bonded thru Ashton Agency, Inc.

This report** contains (check all applicable boxes):

- X (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Brightside Investments, Inc.**
**Reconciliation of Net Capital Under Rule 15c3-1 of the**
**Securities and Exchange Commission**
**As of April 30, 2001**

| | |
|---|---|
| Net Capital as reported in audit report | $ 9,073 |
| Additions: | -0- |
| Deductions: | -0- |
| Net Capital as reported in unaudited monthly net capital computation | $ 9,073 |